UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Eden's Harvest, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation
Delaware

Date of Incorporation
March 8, 2023

Physical address of issuer
24992 Normans Way, Calabasas, CA 91302

Website of issuer
www.edensharvestbeer.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

7.0% of the amount raised in this Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Shares of Series B Non-Voting Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
November 6, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (Inception to 9/30/23)	Prior fiscal year-end (2022)
Total Assets	$257,000.00	N/A
Cash & Cash Equivalents	$1,925.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$50,000.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$95.00	N/A
Taxes Paid	$800.00	N/A
Net Income	-$895.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 6, 2023
FORM C

Up to $5,000,000.00

Eden's Harvest, Inc.

Shares of Series B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Eden's Harvest, Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series B Non-Voting Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $10,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$5,000,000.00	$350,000.00	$4,650,000.00

(1) The Intermediary will receive 7% of the amount raised in this Offering and 2% of the Securities sold in this Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.edensharvestbeer.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 6, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time,

and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.edensharvestbeer.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith.

The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Eden's Harvest, Inc. (the "Company") was originally formed as a California corporation named Earth's Nectar Beverages on March 8, 2023. Effective as of June 29, 2023, the Company converted to a Delaware corporation and changed its name to Eden's Harvest, Inc.

The Company is located at 24992 Normans Way, Calabasas, CA 91302.

The Company's website is www.edensharvestbeer.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Eden's Harvest, Inc., a newly formed Delaware corporation, crafts chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale.

The Offering

Minimum amount of Shares of Non-Voting Common Stock being offered	10,000
Total Shares of Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	910,000
Maximum amount of Shares of Non-Voting Common Stock	5,000,000
Total Shares of Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	5,900,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 6, 2024
Use of proceeds	See the description of the use of proceeds below.
Voting Rights	There are no voting rights for the shares.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on the same terms as this Offering (the "Rule 506(c) Offering"). Total shares outstanding above does not include any shares sold in the Rule 506(c) Offering. Total shares above exclude shares of Non-Voting Common Stock that would be issued to the Intermediary in connection with the Offering. Total shares above includes 900,000 shares of Non-Voting Common Stock reserved for issuance or issued as stock options.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on March 8, 2023, as Earth's Nectar Beverages, and converted to a Delaware corporation and changed our name to Eden's Harvest, Inc. on June 20, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
The Company intends to craft chaga mushroom infused alcohol, seltzer beverages and other medicinal mushroom and/or healthy products infused with Chaga for distribution and commercial sale and will compete in a competitive market with regional craft breweries as well as national brands. The craft beverage market is highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, legal and regulatory requirements, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, distribution, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

The Company's chaga mushroom and/or other healthy infused beverage products will also compete generally with other alcoholic beverages. The Company will compete with other alcoholic and non-alcoholic beverage companies not only for consumer acceptance and loyalty, but also for shelf and tap space in retail establishments and for marketing focus. The Company intends, at present, to self-distribute its products to retailers on a limited basis and subject to applicable permitting and licensing requirements. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to potential commercial or retail purchasers may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the brewing industry has seen continued consolidation among breweries in order to take advantage of cost savings opportunities for supplies, distribution and operations.

The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller breweries to maintain their market presence or enter new markets. These potential

increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Need to maintain existing, and develop new products

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance its products as well as to develop and introduce in a timely manner new products that keep pace with evolving industry standards, and respond to changing customer tastes. The Company's future growth may be limited by its ability to continue to increase its market share in local markets that may be dominated by one or more regional or local breweries. The development of new products by the Company may lead to reduced sales in the Company's existing products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into vendor and supply agreements on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

We rely on a single vendor to provide the raw material and major compounds for our products. If we do not successfully commercialize our products by April 2025, our supply agreement will be terminated.

We depend on a single vendor to obtain chaga mushroom compounds used to manufacture our alcohol and seltzer beverages. We pay this vendor fees for the compounds it provides and will pay a 2% royalty on net sales (which will be reduced to 1% upon the occurrence of certain milestones). We have an exclusive right to the vendor’s products through October 2025 however, the supply agreement automatically terminates in April 2025 if we do not successfully commercialize our products by April 2025. We are also required to pay an additional $50,000 annually to retain exclusivity beyond October 2025. If this vendor is unable to or refuses to continue to provide the compounds used for our products, or if the supply agreement terminates, we may not be able to continue to produce our products and the operating results and financial condition of the Company could be significantly harmed.

Reliance on third parties for product inputs and distribution

The Company will purchase a substantial portion of the raw materials used in the brewing of its products and bottling and packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails or is unable to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company has no control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

Additionally, if in the future the Company finds it necessary to sell its beverages to third party wholesalers for sale and distribution to retailers, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of a future distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain any such future distribution network or secure additional distributors on terms favorable to the Company. Further, in that event, Company will be required to comply with local beer franchise laws, and potentially others, which may subject the Company, its assets and its products to additional risks in light of the significant protections and rights afforded to wholesalers and distributors thereunder, at the expense of Company.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect

this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third-party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Regulatory environment and changes may adversely affect the Company
The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. We have not yet obtained any of these licenses and make no guarantee that we will be able to do so. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

Limited ability to protect intellectual property rights
The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims asserting that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits; none of which are currently in place.
The Company intends to operate in the highly regulated alcoholic beverage industry. In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state and local alcohol regulatory agencies and state and federal environmental agencies. Once the Company has acquired the equipment, capital, and local approvals required to support its intended operations, the Company will begin the process to apply for the required federal and state alcoholic beverage licenses, permits, certificates, exemptions, and regulatory and governmental approvals that are necessary to operate. While the Company believes it will be successful in obtaining those licenses, permits and approvals, there is no guarantee that the required licenses, permits, certificates, exemptions and approvals will ever be obtained or when they will be obtained – and, denials or delays resulting from either of these situations could result in a loss of your investment. Assuming the required licenses, permits, certificates, exemptions and approvals are obtained, any violation, even if inadvertent, of the rules and requirements associated with those licenses, permits, certificates, exemptions and approvals could result in fines, a cease-and-desist order against the subject operations or even revocation or suspension of the Company's license(s) to operate the subject business. Failure to obtain any required license or to meet ongoing compliance requirements (for example ensuring compliance with labeling requirements under TTB regulations or ensuring all ingredients (including the chaga mushroom) are generally recognized as safe under the FDA rules and regulations) would have a material adverse effect on our business

Investors could be subject to alcohol taxes and penalties for non-compliance by management.
There are strict rules for when and how alcohol is taxed, and when and how those taxes are paid to federal, state and local taxing authorities. If the Company does not follow all applicable rules for the timing, calculation and payment of taxes due, whether intentional or not, the Company, and potentially the individual owners of the Company, could be assessed certain civil or criminal penalties, fines, and interest

(collectively "Tax Penalties and Interest"). Before making an investment in the Company, you are urged to consult with your own individual attorney or tax advisor concerning your own potential personal liability and risks that may stem from any such Tax Penalties and Interest.

Our stockholders, in their individual capacity, could potentially be held liable if the Company fails to pay its federal, state and local alcohol taxes on time and in full, especially where the Company does not have sufficient monetary funds on hand to cover those tax obligations and any associated Tax Penalties and Interest. While the Company is prepared to pay alcohol taxes in compliance with the law, if you are not comfortable with this potential liability, including the potential of having to provide additional cash should the situation arise, you should not invest.

We lack sales and market recognition.

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Grace Pena, Joe Wallace and Chris Anderson. Grace Pena is the Company's Corporate Secretary; Chris Anderson is the Company's Head Brewer ;and Joe Wallace is our acting CEO. The loss of these individuals could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company has not purchased any insurance policies on any member of its management team in the event of their death or disability. Therefore, if any of our core management team die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our future employees and would affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the

implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The process of brewing beer utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of raw materials from San Diego, California. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
There can be no assurance that we will be able to acquire the chaga mushroom raw materials from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, state law in various jurisdictions may limit our exercising any

contractual termination and enforcement rights we negotiate. Additionally, our distribution relationships will be susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

We may experience a shortage of kegs necessary to distribute draft beer.
We may experience a shortage of available kegs to fill sales orders. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We will need to enter into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure brewer and co-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreement for our products. The co-packing agreement with our principal co-packer, Barrel Brothers Brewing Co. was signed on April 6, 2023 and has an initial term of 10 years with an agreement that shall automatically renew for successive three (3) year term, unless either party provides notice of cancellation at least ninety (90) calendar days prior to the end of the initial term or subsequent extension period. Our dependence on co-packer puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all. In addition, the failure or inability of this co-packer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-packer will be required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications and to comply with all federal, state and local laws with respect to food safety. However, any third-party co-packer we engage may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-packer fails to comply with our standards or applicable laws.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as Chaga Mushroom. In addition, we purchase and use significant quantities of aluminum cans and glass bottles to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The Chaga Mushroom and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We plan to rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments will be subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain favorable terms or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the third and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do

not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We expect to incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we launch our product and attempt enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Risks Related to the Securities

The Shares of Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Non-Voting Common Stock. Because the Shares of Non-Voting Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-

United States jurisdiction, the Shares of Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Non-Voting Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company Has Engaged in Certain Transactions with Related Persons or Entities.
Joe Wallace, our Founder, President, CEO and Sole Director, has provided the Company with a $75,000 line of credit to assist with startup expenses and initial operating costs. We refer to this line of credit as the "Line of Credit". See "Related party transactions" for more information. In addition, 100% of the voting equity securities of the Company and approximately 93% of the outstanding capital stock of the Company is owned by Joe Wallace. The Company has and will continue to engage in transactions with related parties and/or entities. While the Company believes the terms of such transactions are fair and equitable, these transactions have not been, and will not in the future be, at arm's length. If you have concerns about these transactions in the past or in the future, you may ask questions of the Company's management. However, if you choose to invest in the Company, you will do so knowing and understanding that these transactions have occurred and will continue to occur in the future.

Our Founder Recently Declared Personal Bankruptcy
Joe Wallace filed for Chapter 7 Bankruptcy in 2018. Mr. Wallace settled the matter in 2021 and the proceeding was eventually dismissed.

Our Founder Had Tax Liens
Joe Wallace had tax liens imposed by the California Franchise Tax Board (the "FTB"). Mr. Wallace negotiated a payment plan with the FTB in 2023.

The Company Will Likely Incur Debt.
The Company has incurred debt in the amounts set forth in the "Outstanding Debt" section of this Form C. The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's Founder Beneficially Owns a Substantial Portion of Its Outstanding Securities.
The Company's employees, executive officers, directors and/or affiliates beneficially own or control all of the Company's outstanding shares of stock before the Offering and will continue to own all of the voting shares after the Offering. This concentration of ownership will limit your ability and the ability of the Company's other stockholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent

a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. Joe Wallace is expected continue to have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's stockholders is required. The Shares we are offering to you are non-voting. If you acquire the Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's securities and could also limit the price that investors might be willing to pay in the future for the Company.

Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Reliance on Founder and CEO to Provide Short Term Funding.
Continued operations and progress towards commercialization of the Company's products is dependent, until additional funds are raised via this Offering or other arrangements, on the continued financial support in the form of the Line of Credit provided by Joe Wallace, the Company's Founder and CEO.

Use of Proceeds to Repay Debt
As detailed in the "Use of Proceeds" section of this document, the Company intends to use proceeds from this Offering to repay the Line of Credit. These payments would be made to Joe Wallace and consequently would be considered to be "irregular Use of Proceeds." The Company does not intend to begin repaying any of this debt until it has raised $2.5 Million in the Offering.

Use of Proceeds to Pay Salaries
As detailed in the "Use of Proceeds" section of this document, the Company anticipates using proceeds from this Offering to pay certain salaries to our management team. These payments would be considered to be "irregular Use of Proceeds." Salaries may also be paid or increased above these amounts from successful sales, our Rule 506(c) Offering and other non-offering revenue.

The Company Has Significant Discretion Over the Net Proceeds of This Offering.
The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. Our uses of proceeds from this Offering could also be impacted by the amount of money we raise in our concurrent Rule 506(c) Offering. In all cases, Investors should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Target Offering Amount the Company Is Attempting to Raise in This Offering Is Not Enough to Sustain the Company's Current Business Plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the Target Offering Amount. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or

substantially all of the Company's remaining assets, which could cause you to lose all or a portion of your investment.

Investors Will Not Be Entitled To Any Inspection Or Information Rights Other Than Those Required By Law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

The Securities in This Offering are Non-Voting and Have No Protective Provisions.
The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection and those transactions may trigger the drag-along provisions applicable to the Securities. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in This Offering are Subject to Repurchase by the Company.
Your Subscription Agreement provides us the right to repurchase the shares of Series B Non-Voting Common Stock you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act.

The Securities in This Offering Are Subject to Drag Along Rights.
The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Company's Bylaws.

Securities Are Presently Subject to A Right of First Refusal.
The Securities are presently subject to a right of first refusal. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do, the Securities would be subjected to a Right of First Refusal in favor of the holders of the Company and its assigns. For full details on the drag along rights, see the Company's Bylaws.

The Securities May Automatically Convert into Other Securities.
The Series B Non-Voting Common Stock will automatically convert into shares of Series A Voting Common Stock upon (1) the approval by the Board and a vote of the holders of a majority of the shares of Series A Voting Common Stock, or (2) development of a Trading Market (as such term is defined in the Certificate of Incorporation of the Company) for the Series A Voting Common Stock. The Subscription Agreement also gives us the right to convert the Securities into interests of a crowdfunding special purpose vehicle.

You Will Need To Keep Records Of Your Investment For Tax Purposes.
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

You Should Be Aware of The Long-Term Nature of This Investment.
There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. Our bylaws also place additional transfer restrictions on the Shares. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

Consider Various Tax Issues with your Advisors Before Investing.
The federal and state tax implications of an investment in the Securities are complicated and the Company is not providing any advice to investors regarding such implications. You are urged to seek tax advice from your attorney or other advisors prior to investing in the Securities.

The Company Has The Right To Limit Individual Investor Commitment Amounts Based On The Company's Determination Of An Investor's Sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company Has The Right To Extend The Offering Deadline. The Company Has The Right To End The Offering Early.
The Company may extend the Offering Deadline beyond what is currently stated herein, if permitted to do so under Regulation Crowdfunding. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Offering Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company Has The Right To Conduct Multiple "Rolling" Closings During The Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the

relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

Material Changes to the Offering will Cancel Pending Investments Unless You Reconfirm Your Commitment.

Material changes to an offering include but are not limited to: A change in minimum offering amount, change in the security price (except as otherwise described in this Form C with respect to participation in tranches with at discounted prices), change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of common stock or Securities convertible into common stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance. If we issue additional shares of Series B Non-Voting Common Stock to investors in our Rule 506(c) Offering, the Securities issued in this Offering would be further diluted.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities

will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company’s current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our Company crafts chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale.

At Eden’s Harvest, we take the art of craft brewing to heart, offering you an exceptional range of beers crafted with nothing but the finest, all-natural ingredients. Unleash the flavors of nature savor the distinct flavors and aromas that only Mother Nature can provide.

Our master brewers are passionate about their craft, meticulously selecting premium ingredients from carefully sourced hops to the purest barley and specialty malts. Each brew is a symphony of tastes, creating an unforgettable journey for your taste.

Our goal is to transform the craft beer industry as we unveil a collection of brews infused with a touch of uniqueness, derived from the chaga mushroom compounds we source through an exclusive supply agreement. Our inaugural creation, Eden's Harvest Beers, is designed to represent the epitome of excellence, skillfully handcrafted using only the finest, all-natural ingredients

The Problem

The Crowded Craft Beer Market
In recent years, the craft beer sector has experienced remarkable expansion as an increasing number of consumers actively seek out distinct and flavorful brews. Nevertheless, the market has become progressively saturated, posing challenges for emerging businesses to distinguish themselves and capture a portion of the market.

Artificial Flavors and Additives
A rising number of consumers are seeking all-natural, sustainably-produced craft beer options due to concerns about the harmful effects of artificial flavorings and additives commonly used by many craft beer brands. This increased demand is driven by the recognition that such additives can pose risks to both consumers and the environment, prompting the need for healthier and more environmentally-friendly choices in the craft beer market.

Distribution Issues
While the craft beer industry continues to gain popularity, it encounters obstacles such as distribution challenges and limited availability on store shelves.

Consumer Education
Consumers generally lack sufficient knowledge regarding the distinctions between craft beer and conventional mass-produced beer.

Challenges of the Craft
The major challenges facing craft brewing are:

- supply chain for grain and hops, as well as cans/bottles can be affected by global shortages (industry wide challenge, which Eden's Harvest has relationships to help address)
- emergence of "non-alcoholic" beverages and growth of "beyond beer" categories (we anticipate adding these alternative beverages in to our pipeline)
- brewers must be nimble and creative to survive (Eden's Harvest is built upon creativity and flexibility, we do not have entrenched infrastructure that makes us resistant to change).

The Solution

The Demand for Unique Craft Beer
The craft beer industry has seen explosive growth over the past few years, with more and more consumers seeking unique brews.

All Natural
Many craft beer brands rely on artificial flavorings and additives to achieve their taste profiles, which can be harmful to both consumers and the environment. This has led to a growing demand for all-natural, sustainably-produced craft beer options.

The Demand to increase Functional Nutrients

There is a rising demand to increase the functional nutrients in the daily diet and experience the best nutritional benefits possible while getting a relaxing beer.

Our Story

In the heart of the enchanting forest, where ancient trees whisper their secrets, and nature's bounty flourishes, lies Eden's Harvest -- a sanctuary for crafting extraordinary craft beer that embraces the gifts of the earth. One of their most exceptional creations is the result of a daring exploration into the world of Chaga mushrooms an almost mystical ingredient that has taken their craft beer to unprecedented heights.

The beer market is vast and diverse, with a range of options available to consumers. However, there are still significant challenges and gaps in the market that Eden's Harvest aims to address.

The Chaga Mushroom



Chaga mushrooms (Inonotus obliquus) have been used for centuries in traditional medicine, particularly in Siberia, Russia, and other parts of Asia. They are known for their potential health benefits due to their rich nutrient content and bioactive compounds. Some of the benefits attributed to Chaga mushrooms* include

1. **Antioxidant Properties*:** Chaga mushrooms are a potent source of antioxidants, such as polysaccharides, melanin, and phenolic compounds. These antioxidants help combat free radicals in the body, reducing oxidative stress and cellular damage, which may contribute to various chronic diseases and aging.
2. **Immune System Support*:** Chaga mushrooms are believed to have immunomodulating effects, meaning they can help regulate and support the immune system. The beta-glucans found in Chaga can enhance the activity of immune cells, potentially aiding in the body's defense against infections and diseases.
3. **Anti-Inflammatory Effects*:** Chaga mushrooms contain compounds like betulinic acid, which have anti-inflammatory properties. These compounds may help reduce inflammation and alleviate symptoms associated with inflammatory conditions like arthritis.
4. **Support for Digestive Health*:** Chaga mushrooms may benefit digestive health by promoting the growth of beneficial gut bacteria and inhibiting the growth of harmful microbes. This can contribute to a healthy gut microbiome and improved digestive function.
5. **Potential Anti-Cancer Properties*:** Some studies suggest that Chaga mushrooms may have anti-cancer properties. (Diet & Weight Management, Nourish, WebMD, November 2022). like betulinic acid and polysaccharides in Chaga have shown potential in inhibiting the growth of cancer cells and supporting conventional cancer treatments. (National Library Of Medicine, National Center of Biotechnology Information, February, 2018).
6. **Blood Sugar Regulation*:** Chaga mushrooms may help regulate blood sugar levels by improving insulin sensitivity and glucose metabolism. (Cleveland Clinic, Health Essentials, Chaga Mushroom Health Benefits, January 2022).This can be particularly beneficial for individuals with diabetes or those at risk of developing diabetes.
7. **Liver Health*:** Chaga mushrooms may support liver health by promoting detoxification and reducing oxidative stress on the liver. This can be beneficial for overall liver function and protection against liver-related conditions.
8. **Cardiovascular Health*:** Some research suggests that Chaga mushrooms may help improve cardiovascular health by reducing cholesterol levels, blood pressure, and oxidative stress, which are all risk factors for heart disease. (What are chaga mushrooms, nutrition, benefits and risks, Jilian Kubula, MS, RD-Nutrition, March 2022)
9. **Skin Health*:** The antioxidants and anti-inflammatory properties of Chaga mushrooms may help promote healthy and radiant skin. (National Library of Medicine, The Anti-Inflammatory Properties of Chaga Extracts, June 2022).Chaga-based skincare products are becoming increasingly popular for their potential to improve skin appearance and combat skin aging.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms.

Benefits of Chaga Mushrooms in a Craft Beer
Incorporating Chaga mushrooms into an all-natural craft beer can add unique flavor profiles and potential health benefits*. Here are some of the potential advantages of using Chaga mushrooms in craft beer:

1. **Innovative Flavors:** Chaga mushrooms have a mild, earthy flavor with hints of vanilla and a slightly nutty undertone. Adding Chaga to the brewing process can impart these subtle flavors, creating a distinct and intriguing taste to the craft beer.
2. **Natural Antioxidants*:** Chaga mushrooms are rich in antioxidants, which can complement the existing antioxidant properties of beer, derived from the hops and barley. Antioxidants help neutralize harmful free radicals in the body, promoting overall health and potentially reducing oxidative stress.
3. **Nutrient Boost:** Chaga mushrooms are a good source of various nutrients, including vitamins, minerals, and dietary fibers. When infused into craft beer, these nutrients can add a nutritional boost to the beverage, offering a more wholesome drinking experience.
4. **Potential Immunomodulatory Effects*:** If Chaga’s immunomodulatory effects are retained during the brewing process, it could contribute to the beer’s ability to support the immune system.
5. **Anti-Inflammatory Properties*:** The anti-inflammatory compounds in Chaga mushrooms may carry over into the beer, providing mild anti-inflammatory effects. This could potentially help with inflammation-related issues, although the concentration of these compounds in the final beer might be lower compared to direct consumption of Chaga extracts.
6. **Health-Conscious Appeal*:** By incorporating Chaga mushrooms, craft beer brewers can cater to health-conscious consumers who seek out products with natural, functional ingredients that offer potential health benefits. ***Drinking just one Eden’s Harvest with Chaga Mushrooms is like eating 6 lbs. of blueberries*.***
7. **Innovation:** Adding Chaga mushrooms to craft beer represents a unique and innovative approach, setting the beer apart from traditional brews. This could attract adventurous consumers who are eager to try new and exciting beverages.


Chaga mushroom
“Inonotus oblique”
- superfood, "king of medicinal mushrooms"
- rich in nutrients and minerals
- the strongest adaptogen in the world
- grows in Northern forests, on wild birch trees
- respected for its immune boosting qualities
& treating of ailments
- used in tea, coffee, syrup, face & body creams, etc.
saimaalife.com

As with any craft beer ingredient, quality and sourcing are crucial. At Eden’s Harvest we ensure we use high-quality, all-natural Chaga mushrooms and adhere to appropriate brewing practices to retain the desired flavors and potential benefits.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms

Our Goal: At Eden’s Harvest, we pride ourselves on our commitment to authenticity and innovation. With a passion for crafting unique brews, we are embarking on a journey to unearth nature's treasures and to discover the untamed allure of Chaga mushrooms. By embracing these mighty fungi, we are unveiling a new dimension of flavor and potential health benefits* that would redefine craft beer as we know it.

A Symphony of Flavors: Picture yourself sipping from a glass of Eden's Harvest Craft Beer, and you'll encounter a delightful symphony of flavors. The Chaga mushrooms, with their mild, earthy essence

complemented by whispers of vanilla and nutty undertones, dance harmoniously with the beer's rich, well-balanced profile. Each sip will take you on an unforgettable journey through nature's palate.

The Power of Antioxidants*: As you indulge in this extraordinary brew, you're not just treating your taste buds but also your well-being. Chaga mushrooms are renowned for their abundance of antioxidants, which team up with those naturally found in beer to create a formidable antioxidant blend. This duo of antioxidants helps to neutralize harmful free radicals, nurturing your body's defense system and promoting a healthier you.

Nutritional Nourishment*: Eden's Harvest Beer is more than just a delightful beverage; it's a source of nourishment. The Chaga mushrooms bring along a wealth of essential nutrients, including vitamins, minerals, and dietary fibers. With each sip, you can savor the goodness of nature's bounty, elevating your craft beer experience to a wholesome, satisfying level.

The Gift of Immune Support*: At Eden's Harvest, we cherish the potential immunomodulatory effects that Chaga mushrooms may offer. As you savor the craft beer infused with these remarkable fungi, you can relish the possibility of bolstering your immune system, fortifying your body against life's challenges.

A Touch of Wellness*: In this fast-paced world, stress and inflammation often lurk around the corner. The anti-inflammatory properties of Chaga mushrooms add a soothing touch to Eden's Harvest Craft Beer, providing a moment of respite for your body and soul.

Crafted for the Health-Conscious: At Eden's Harvest , we understand the importance of catering to health-conscious consumers. By weaving the goodness of Chaga mushrooms into our craft beer, we offer a product that aligns with the values of those seeking natural, functional ingredients that can contribute to a well-balanced lifestyle. Drinking just one Eden's Harvest with Chaga Mushrooms is like eating 6 lbs. of blueberries - a testament to the drink's remarkable nutritional potency*.

Embrace the Extraordinary: Eden's Harvest Beer stands apart from the crowd, a true testament to the spirit of innovation that drives our craft. With Chaga mushrooms as a central element, we invite you to join us on a journey of exploration and excitement. Step into a realm of discovery and indulge in the adventurous experience of a truly unique craft beer.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms.

The Craft Beer Market

Market Valuation

The trends in the entire food and beverage industry have moved toward innovative entries and mushrooms are the hottest segment mover. The growth in non-alcoholic beverages/teas/kombuchas, etc. has already begun, the opening for beers is right now.

The growth in non-alcoholic beverages/teas/kombuchas, etc. has already begun, indicating that the opening for beers is right now.

Market Size

The beer market in the United States grew to 111.5 billion U.S. dollars in revenue in 2022 after declining in 2020 due to the outbreak of the COVID-19 pandemic. The market is expected to surpass pre-pandemic levels in 2023 and to be valued at 145 billion dollars by 2027. (Statista: Revenue of the Beer Market in US from 2014 to 2027).

Global beer market is $610bn (US is $125.6bn and #2 consumer behind China) Projected to grow at 5.44% annually through 2028. 52% of spending is outside the home at bars/restaurants/breweries (Statista Beer-Worldwide)

We believe that Eden's Harvest Beers can capture a significant share of this market with our high-quality, all-natural, and sustainable beer products

Organic Beer
There is a rising market for all-natural and sustainable beer. 61% of beer drinkers are more likely to buy beer made with all-natural components. (Penn State Extension Alcoholic Beverage Consumption Statistics and Trends 2023). According to a 2015 Nielsen survey, 73% of millennials are willing to pay more for environmentally friendly products (2015 Nielsen Global Corporate Sustainability report).

With our focus on all-natural and ecological brewing processes, Eden's Harvest is well positioned to capture a share of this market

Market Overview
"The beer market is one of the largest and fastest-growing alcoholic beverage markets globally, with a value of $636.7 billion. The global craft beer market size was USD 95.23 billion in 2020 and is projected to grow from USD 102.59 billion in 2021 to USD 210.78 billion by 2028 at a CAGR of 10.83% in the 2021-2028 period." (Craft Beer Market Size & COVID-19 impact Analysis, 2022) This growth is driven by the increasing demand for unique and premium beer flavors, as well as a rising consumer preference for local and independent craft beer brands.

"Shoppers no longer take their health for granted and have shifted their habits and lifestyles to align with their pandemic-related values, with 61% of Americans saying physical and mental wellness will become more of a priority over the next 12 months, according to Nielsen IQ's recent 2022 Consumer Outlook report," says Kaleigh Theriault, beverage alcohol thought leadership manager for Chicago-based Nielsen IQ. "We see consumers interested in healthier (better, not best) options, wanting nutrition but also convenience and indulgences, with 29% of consumers actively seeking healthier options when browsing." (Beverage Industry, 2022)

Our Business Model

Create innovative entries to the most popular and growing sectors of the beer, beyond beer and non-alcoholic beverage markets. Focus on development of craft beer products, alternative beverages and solid brand recognition, placement in restaurants and bars first, drive recognition with celebrities on social media, expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, expand to e-commerce, and potentially open flagship brewery with gastro-pub element and top chef collaboration in Southern California.

Unique Approach
Eden's Harvest is equipped with Creativity, marketability, and flexibility. At Eden's Harvest Beer, we are excited to join with our partners and experience first hand the process of brewing craft beer. Create a better tasting and better for you type of beverage; which targets Gen Z and millennials, to establish brand interest and loyalty.

Distribution
Our first distribution plan will focus on local and regional markets. We will use the ties we already have with local stores, bars, and restaurants to make our brand more visible
As we continue to grow, we plan to expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, and potentially open flagship brewery with gastro-pub element and top chef collaboration in Southern California.

Revenue Stream
We will make most of our money from the sales of Eden's Harvest Beer and related beverages, both in stores and in bars and restaurants.
We will also look into the possibility of selling directly to customers through an e-commerce site and possible partnerships.

Marketing

Our marketing and promotion approach will center on increasing brand awareness via television commercials and social media initiatives.
We will highlight sustainability and environmental friendliness in our marketing activities, emphasizing our dedication to using locally produced ingredients and environmentally friendly brewing techniques.

Pricing Plan
We will use a premium pricing strategy to reflect the high quality, all-natural ingredients and environmentally friendly brewing processes employed in the production process.
Our prices will be competitive with the market's other premium craft beer brands.

Competitive Advantage
Adding Chaga mushrooms to craft beer represents a unique and innovative approach, setting the beer apart from traditional brews. This could attract adventurous consumers who are eager to try new and exciting beverages that include

- **Natural ingredients**: At Eden's Harvest, quality is paramount. We meticulously source the finest, all-natural Chaga mushrooms and methodically follow brewing practices to ensure that the distinct flavors and as many of the potential health benefits of Chaga are carefully preserved. This sets us apart from other craft beers.

- **Innovative Flavors**: Chaga mushrooms have a mild, earthy flavor with hints of vanilla and a slightly nutty undertone. Adding Chaga to the brewing process can impart these subtle flavors, creating a distinct and intriguing taste to the craft beer. Our unique flavor combinations offer a new and exciting taste experience that sets us apart from other craft beers in the market.

- **Sustainable Brewing Practices**: As with any craft beer ingredient, quality and sourcing are crucial. At Eden's Harvest we ensure we use high-quality, all-natural Chaga mushrooms and adhere to appropriate brewing practices to retain the desired flavors and potential benefits.

Eden's Harvest Beer stands apart from the crowd, a true testament to the spirit of innovation that drives our craft. With Chaga mushrooms as a central element, we invite you to join us on a journey of exploration and excitement. Step into a realm of discovery and indulge in the adventurous experience of a truly unique craft beer.

History of the Business

Originally formed as Earth's Nectar Beverages in California, we converted from a California corporation to a Delaware corporation and changed our name to Eden's Harvest, Inc. in June 2023.

The Company's Products and/or Services

Product / Service	Description	Current Market
Beer	Infused Chaga Mushroom Beer	California

Competition

The Company intends to craft chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale and will compete in a competitive market with regional craft breweries as well as national brands. The craft beverage market is highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. What separates our Company from our competitors is that we are producing a beer that is not your typical yeast, cultivating beer, but it is made from a the Chaga mushroom compound, which provides antioxidants equivalents to 12lbs of blueberries*. It is naturally harvested, crafted to bring out its nutrients and deliver an excellent flavor like no other.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms.

Supply Chain

We have entered into a Supply Agreement which provides us the right to raw Chaga, Purch Chaga extract concentrate, Chaga blend extract concentrate and other superfood ingredients and extracts that we will use to create our beverages. We have exclusive rights to these supplies until October 2024.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Chagit Products, Inc.*	Raw Chaga, purch Chaga extract concentrate, Chaga blend extract concentrate and other superfood ingredients and extracts	100.0%

*Pursuant to a Supply Agreement between Chagit Products, Inc. (the "Supplier") and the Company, the Supplier may earn up to 2% in stock options upon the satisfaction of certain conditions set forth in the Supply Agreement. Please see "Conflicts of Interest" section of this Form C.

Customer Base

The future clients will be all restaurants, retail stores, E-commerce, and bars nationwide.

Intellectual Property

We do not currently have any trademarks but are in the process of applying for them.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state and local alcohol regulatory agencies and state and federal environmental agencies. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Failure to obtain any required license or to meet ongoing compliance requirements (for example ensuring compliance with labeling requirements under TTB regulations or ensuring all ingredients (including the chaga mushroom) are generally recognized as safe under the FDA rules and regulations) would have a material adverse effect on our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 24992 Normans Way, Calabasas, CA 91302

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

	Target Amount Raised $10K		$500K Raised		$2.5M Raised		Maximum Offering Amount Raised ($5M)	
	USD$	%	USD$	%	USD$	%	USD$	%
Offering Expenses								
Intermediary Fee	$ 700	7.0%	$ 35,000	7.0%	$ 17,500	0.7%	$ 350,000	7.0%
Escrow Agent Fee	$ 100	1.0%	$ 200	0.0%	$ 300	0.0%	$ 400	0.0%
Legal	$ -	0.0%	$ 50,000	10.0%	$ 50,000	2.0%	$ 50,000	1.0%
Marketing and Sales	$ -	0.0%	$ 45,000	9.0%	$ 486,000	19.4%	$ 650,000	13.0%
Employment/Salaries/Benefits	$ -	0.0%	$ 288,000	57.6%	$ 684,000	27.4%	$ 1,200,000	24.0%
Product Development	$ -	0.0%	$ -	0.0%	$ 295,000	11.8%	$ 800,000	16.0%
Manufacturing	$ -	0.0%	$ 50,000	10.0%	$ 650,000	26.0%	$ 1,200,000	24.0%
Working Capital	$ 9,200	92.0%	$ 31,800	6.4%	$ 242,200	9.7%	$ 674,600	13.5%
Debt Repayment	$ -	0.0%	$ -	0.0%	$ 75,000	3.0%	$ 75,000	1.5%
Total Proceeds	**$ 10,000**	**100.0%**	**$ 500,000**	**100.0%**	**$ 2,500,000**	**100.0%**	**$ 5,000,000**	**100.0%**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. We may allocate proceeds from the Rule 506(c) Offering towards different categories of operating costs.

Intermediary Fees: In addition to 7% cash commission and 2% in securities paid on the amount sold in this Offering.

Escrow Fee: $100 per closing. Assuming between one to four closings, however we may break escrow more often which would increase those fees.

Marketing and Sales: These proceeds will be used to advertise and market our products.

Employment/Salaries/Benefits: These proceeds will be used for paying salaries of our founders and core team members. We plan to begin paying monthly salaries ranging from $6,000 to $10,000 for our Head Brewer and our Corporate Secretary if we raise $500,000. Once the Company raises $2.5 Million, it anticipates paying founders and current management team (which include Joe Wallace, Grace Pena and Chris Anderson) monthly salaries that range from $5,000 to $15,000. The disclosures above assume 18 months of salaries at these rates. We anticipate adding additional employees as we increase proceeds. We also expect to incur additional related costs associated with benefits. Payment of salaries and other benefits to our founder and management team could be viewed to be irregular uses of proceeds. Salaries may also be paid or increased above these amounts from successful sales, our Rule 506(c) Offering and other non-offering revenue.

Manufacturing: These proceeds will be used to cover costs associated with manufacturing of existing and new products. Once we raise $2.5M, may elect to use a significant portion of these proceeds to invest in our supplier of raw Chaga compounds in exchange for more beneficial supply arrangements.

Product Development: These proceeds will be used to develop new products such as non-alcohol, seltzer and any other sort of health beer.

Working Capital: These proceeds will be used for the company's day-to-day operations and may also be used to supplement product development, manufacturing and marketing if needed..

Debt Servicing. We do not intend to use proceeds from the Offering to repay our debt to our founder until we raise at least $500,000. The table above assumes the maximum amount owed to our founder is $75,000. The amounts set forth are exclusive of interest accrued under the line of credit, but actual amounts repaid could be more due to accrued interest. Repayment of such debt would be considered related party transactions and irregular uses of proceeds.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Name

Scott Joseph Wallace (Joe Wallace)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Director, President & (acting) CEO, March 8, 2023 to Present (not a full time position)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As President and CEO, Joe's primary responsivities will be setting the Company's Vision and Strategy. He is responsible for defining the Company's long-term goals, vision and direction. He will develop plans and strategies to achieve growth, profitability and sustainability.

Other Employment Over the Past Three Years

Believe Vision, LLC, CEO, Aug 2022 to Present

Drnq Budz, CEO, June 2019 to Present

Education

Attended Washington State University

Name

Chris Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head Brew Master, July 2023 to Present (not a full time position)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mixing ingredients and overseeing the fermentation of recipes
Tasting beers and making adjustments throughout the fermentation process
Overseeing the product of the product; and
Overseeing the formula, fermentation, and filtering.

Other Employment Over the Past Three Years

Anderson Brewery Consultation, Principal, 2020 to Present (ongoing services)

Education

University of Alaska Anchorage
Associate of Arts (AA), Food Service Technology/Culinary Arts
1994 – 1996

Name

Grace Michelle Pena

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Secretary, April 2023 to Present (not a full time position)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Laison between legal representatives and other entities
Creating and maintaining calendars and meeting

Other Employment Over the Past Three Years

Personal Assistant, Joe & Marina Wallace, April 2023 to Present

The Law Office of Sharon Abaud, APC, Torrance, CA., Sr. Immigration Paralegal
Oct 2021 to Oct. 2022

- General paralegal duties

The Matian Firm dba La Liga Defensora, Los Angeles, CA., Humanitarian Paralegal, June 2020 to Sept. 2021

- General paralegal duties

The Aguirre Law Firm APC, East Los Angeles, CA., Sr. Paralegal, March 2018 to June 2020

- General paralegal duties

Education

Hope International University, Bachelor's of Music, Vocal Performance; Bachelor's of Music, Sacred Music; Bachelor's of Music, Choral Music; Minor in Biblical Studies, Dec. 2012.
Paralegal Studies Certificate (ABA Approved)- Jan 2019- June 2020
National Notary Association (NNA)Notary Public- Jan 2023- Jan 2027

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series A Voting Common Stock
Amount outstanding	14,000,000
Voting Rights	Each holder of our Series A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Shares of Series A Voting Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	93.3%

Type of security	Series B Non-Voting Common Stock
Amount outstanding	900,000 (all reserved for issuance or issued under our equity compensation plan)
Voting Rights	Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common

	Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Shares of Series B Non-Voting Common Stock. For instance, if we issue additional shares of Series B Non-Voting Common Stock to investors in our Rule 506(c) Offering, the Securities issued in this Offering would be further diluted.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	6.7%

DEBT OUTSTANDING

The Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Joe Wallace
Amount outstanding as of the date of this Form C	$50,000.00
Interest rate and payment schedule	Six (6%) per annum or the applicable federal rate in place at the time of the advance (if lower). Such interest shall be computed on the basis of a 360-day year of twelve 30-day months
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	December 31, 2023
Other material terms	N/A

PRIOR OFFERINGS

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Consideration	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Voting Common Stock	14,000,000 (originally issued as 1,000,000 shares of the predecessor company)	$207,000.00	Operating Expenses	June 16, 2023	Section 4(a)(2)

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $10,000,000 on the same terms as this Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $14,900,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

All of the outstanding shares of Series A Voting Common Stock are owned by our Founder, Joe Wallace.

The Company has 900,000 shares of Series B Non-Voting Common Stock reserved for issuance pursuant to our equity compensation plan, but none have been issued yet.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joe Wallace	100%

Following the Offering and taking into account 2% of additional shares issued to the Intermediary, but excluding shares issued in our concurrent Rule 506(c) Offering, the Purchasers will own 0.07% of the Company if the Minimum Amount is raised and 25% if the Maximum Amount is raised. These thresholds drop to 0.04% (Minimum Amount) and 16.7% (Maximum Amount) if we sell all 10,000,000 shares in the concurrent Rule 506(c) Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company without any formal operations. Our primary expenses consist of formation expenses, legal and accounting expenses. We anticipate generating revenue within 4 months of raising at least $250,000.00 in proceeds (either from this Offering and/or combined with proceeds from our Rule 506(c) offering. The Company expects to achieve profitability within 8 months of raising at least $1,000.000 in proceeds (either from this Offering and/or combined with proceeds from our Rule 506(c) Offering.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:
We have at $75,000 line of credit from our Founder, Joe Wallace.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company has incurred a net loss, and utilized cash in operations since inception, and has an accumulated deficit as of September 30, 2023, of $895, as well as expects to incur future additional losses.

In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 5,000,000 of Shares of Non-Voting Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 6, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the

Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConex

The Securities
We request that you please review our Certificate of Incorporation and Bylaws attached to this Form C as Exhibit E in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 31,000,000 shares of Common Stock, par value $0.001 per share, of which 14,000,000 shares of Series A Voting Common Stock and 10,000 shares of Series B Non-Voting Common Stock will be issued and outstanding, and 900,000 shares of Series B Non-Voting Common Stock shares are reserved for issuance our equity incentive plan.

Dividends

The holders of the Series A Voting Common Stock and Series B Non-Voting Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Conversion

The Series B Non-Voting Common Stock are convertible into shares of Series A Voting Common Stock. The conversion rate is one for one. The Company currently does have enough Series A Voting Common Stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: Conversion rates are adjusted for future stock splits and reverse stock splits. The Series B Non-Voting Common Stock will automatically convert into shares of Series A Voting Common Stock upon (1) the approval by the Board and a vote of the holders of a majority of the Series A Voting Common Stock shares, or (2) development of a Trading Market (as such term is defined in the Certificate of Incorporation of the Company) for the Series A Voting Common Stock.

The Securities do not have a liquidation preference.

Voting and Control

The Securities have the following voting rights: Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the shares of Series B Non-Voting Common Stock upon the following conditions: Your Subscription Agreement provides us the right to repurchase the shares of Series B Non-Voting Common Stock you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and the Company's assignees) as set forth in the Bylaws of the Company. The Subscription Agreement also contains a market stand-off agreement and five the Company the right to convert the shares into interests in a SPV Crowdfunding vehicle. The Shares are subject to repurchase upon events described in the Subscription Agreement.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Joe Wallace
Relationship to the Company	Founder, President, CEO and Sole Director
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Repayment of advances plus interest
Benefits or compensation received by Company	Cash for operating expenses
Description of the transaction	Line of Credit (please see details in "Outstanding Debt" section of this Form C)

Related Person/Entity	Joe Wallace
Relationship to the Company	Founder, President, CEO and Sole Director
Total amount of money involved	$207,000.00

Benefits or compensation received by related person	Shares of Voting Common Stock
Benefits or compensation received by Company	Loan balance to pay vendor
Description of the transaction	Assignment of Third Party Loan

Securities

Description of the transaction	Joe Wallace, our Founder, President, CEO and Sole Director, purchased 1,000,000 shares of common stock of our predecessor company for an aggregate purchase price of $207,000 (inclusive of the transfer of the vendor loan and cash) which converted into 14,000,000 shares of Series A Voting Common Stock.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Description of the transaction	Joe Wallace had an outstanding loan covering $191,000 to our primary supplier. This loan was assigned to the benefit of the Company and has been used and will be used to pay fees under the Supply Agreement. Please see the notes to our financial statements.

Description of the transaction	We have engaged Chris Anderson (via his consulting company) to be our Head Brewer and co-packer. We paid a $5,000 retainer and will pay $140/hour for the services covered by this contract. We expect to pay $10,000 a month, plus expenses.

Description of the transaction	We anticipate paying the other members of our management team salaries in the future. See "Uses of Proceeds".

Description of the transaction	Pursuant to a Supply Agreement between Chagit Products, Inc. (the "Supplier") and the Company, dated April 6, 2023, the Supplier the Supplier may earn up to 2% in stock options following the later of: (a) such date when the Company's finished alcohol or seltzer product that incorporates ingredients furnished by the Supplier has become

	available for sale to the public, or (b) such date the Supplier has provided certain photo and video content at the request of the Company.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott Joseph Wallace
(Signature)

Scott Joseph Wallace
(Name)

President and CEO and Sole Director
(Title)

11/6/23
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Video Transcript
Exhibit D	Subscription Agreement
Exhibit E	Certificate of Incorporation and Bylaws

EXHIBIT A

Financial Statements

EDEN'S HARVEST, INC.

FINANCIAL STATEMENTS

March 8, 2023 (Inception) – September 30, 2023

Eden's Harvest, Inc.

Table of Contents

March 8, 2023 (Inception) – September 30, 2023

D C
Dichoso &
Company CPA, INC.
Certified Public Accountants and Business Consultants
9350 Wilshire Blvd. #203
Beverly Hills, CA 90212
Tel (323)694-7408
Fax (323)694-7413
www.dichosoandcompany.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Eden's Harvest, Inc.:

We have audited the accompanying financial statements of Eden's Harvest, Inc. (a Delaware corporation), which comprise the balance sheet as of September 30, 2023, and the related statements of income, retained earnings, and cash flows from March 8, 2023 (inception) to the seven month's then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eden's Harvest, Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Dichoso and Company, CPA, Inc.

Dichoso and Company, CPA, Inc.
Beverly Hills, CA

October 31, 2023

Eden's Harvest, Inc.

Balance Sheet

March 8, 2023 (Inception) to September 30, 2023

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	-
Subscriptions Receivable		1,925
Total Current Assets		1,925
Intangible Assets, Net (Note 2)		255,075
Total Assets	$	257,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
State Income Tax Payable		800
Note Payable - Joe Wallace (Note 3)		50,000
Total Current Liabilities		50,800
Total Liabilities		50,800
Stockholder's Equity:		
Capital stock, 1,000,000 shares authorized and 1,000 shares issued and outstanding, no par value (Note 3)		100
Additional Paid-In Capital (Note 3)		206,995
Net Loss		(895)
Total Stockholder's Equity		206,200
Total Liabilities and Stockholder's Equity	$	257,000

See accompanying auditors' report and notes to financial statements

Eden's Harvest, Inc.

Statement of Income and Stockholder's Equity

March 8, 2023 (Inception) to September 30, 2023

Revenues:	
Sales	$ -
Total Revenues	-
Operating Expenses:	
Bank charges	95
Total Operating Expenses	95
Operating Loss	(95)
Other Expenses:	
Provision For Income Tax	800
Total Other Expenses	800
Net Loss	$ (895)
Stockholder's Equity, Beginning of the Year	0
Stockholder's Equity, End of the Year	$ (895)

Eden's Harvest, Inc.

Statement of Cash Flows

March 8, 2023 (Inception) to September 30, 2023

Cash Flows Used by Operating Activities:		
Net Loss	$	(895)
Adjustments to reconcile net Income to net cash provided by operating activities:		
Changes in Operating Assets and Liabilities:		
Subscriptions Receivable		(1,925)
State Income Tax Payable		800
Net Cash Used By Operating Activities		(2,020)
Cash Flows From Financing Activities		
Proceeds from Shareholder Loan		50,000
Net Cash Flows From Financing Activities		50,000
Cash Flows Used By Investing Activities		
Initial Shareholder Capital Contributions		100
Additional Shareholder Capital Contributions		206,995
Purchase of Intangible Assets		(255,075)
Net Cash Flows Used By Investing Activities		(47,980)
Cash and cash equivalents, at beginning of year		-
Cash and cash equivalents, at end of year	$	-

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Eden's Harvest, Inc. (the Company) crafts chaga mushroom infused alcohol and seltzer beverages for distribution and commercial sale.

Previously named Earth's Nectar Beverages, the Company converted from a corporation formed under the state of California to a corporation formed under the state of Delaware with a name change to Eden's Harvest, Inc. ("Eden's Harvest") as of June 20, 2023.

Basis of Presentation

The accompanying financial statements, along with these notes to the financial statements, have been prepared by and are the responsibility of Eden's Harvest, Inc.'s management. These financial statements have been prepared based on the accrual method of accounting and according to generally accepted accounting principles.

Risks and Uncertainties

The Company is a start-up venture subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred a net loss, and utilized cash in operations since inception, and has an accumulated deficit as of September 30, 2023, of $895, as well as expects to incur future additional losses.

In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Total cash balance of $0 was less than the federally insured deposit amount of $250,000 for 2023.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

Income taxes are accounted for under the asset and liability methods. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income of the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) no. 2014-19. "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract:

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5. Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

As a start-up, development stage company, Eden's Harvest, Inc. had no revenue for the short period from March 8, 2023 (inception) through September 30, 2023.

Operating Expenses

The Company classifies its operating expenses into various categories as reflected in the "Statement of Income and Stockholder's Equity". As such, expense account balances are allocated by management to one of these categories based on management's interpretation of the definition of each category.

Statement of Cash Flows

Cash, as shown in the statement of cash flows, is defined as cash in an account at a bank.

Date of Management's Review

Management has evaluated subsequent events through October 31, 2023, the date on which the financial statements were available to be issued.

2. Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

For the short period March 8, 2023 (inception) – September 30, 2023, intangible assets totaling $255,075 consists of the following: Pre-Operative Charges (Startup Costs): $64,075 and Exclusive Rights: $191,000. No amortization expense has been recognized because the Company has not yet started operations.

In connection to the Exclusive Rights above, there was an original loan agreement dated May 21, 2021, for $175,000, including Vendor Amendments that amended such loan agreement and created a written promissory note (dated June 15, 2023) for $191,000, which supersedes the original loan agreement and oral promissory note, and further assigns the loan from the executive to Eden's Harvest, Inc. as of June 15, 2023. The terms are as follows:

Of the $191,000, one hundred thousand dollars ($100,000) of the principal was used to offset payment for the Global Exclusivity Right. The remaining $91,000 principal amount does not accrue interest during the term of the supply agreement. During the term of the supply agreement, the remaining amounts owed under the note will automatically be offset for payment of any extensions of the Global Exclusivity Right and/or royalties owed to the vendor under the supply agreement. Upon termination of the supply agreement, any remaining unpaid principal begins to accrue interest at a fixed rate of six (6%) per annum and the promissory note becomes payable in six monthly installments. The first payment of one-sixth (1/6) of the principal and interest is due on the first full month after termination of the supply agreement, with the entire remaining principal and interests balance due on the 15th day of the seventh (7th) month following termination. Any unpaid balance may be prepaid by the lender at any time without penalty.

3. Related Party Transactions

In connection to the supply agreement described in Note 4 and the loan agreement as described in Note 2, an "Agreement to Amend Supply Agreement and to Amend and Assign Loan/Share Agreement" became effective on June 15, 2023 (the "Vendor Amendments"). The Vendor Amendments amended the supply agreement to provide for its automatic termination on the twenty-four (24) month anniversary of the supply agreement effective date, if the Company's finished alcohol or seltzer goods do not become available to the public by that deadline. In addition, the Global Exclusivity Right will terminate if the Company has not received proceeds from the sale of said products by the eighteenth month (18th) anniversary of the supply agreement effective date -- subject to an option to extend the Global Exclusivity Rights for an additional six (6) months if the Company's goods have been developed but not yet sold. And as long as the Global Exclusivity Right has not expired at the end of the 24-month anniversary of the supply agreement effective date, then the Company may extend the Global Exclusivity Right for additional 12-month periods in exchange for fifty thousand $50,000 (each year of extension). All the exclusivity extension payments will be applied first against the remaining balance of the loan agreement as described below until the loan balance is paid in full. Subsequent exclusivity extension payments after the payment of the loan agreement in full will be made in cash.

Terms of the note payable to shareholder – Joe Wallace – is as follows: On July 26, 2023, a promissory note payable was executed for $50,000 at 5% per annum, with a maturity date of July 26, 2024.

In connection to the capital stock, of the 1,000,000 no par value shares authorized, one executive provided the initial capital contribution of $100 to open a bank account and was recorded as capital stock. As of Sept 30, 2023, the number of shares issued to the executive has not been determined. Furthermore, the executive incurred out-of-pocket business expenses that were recorded as Pre-Operative Charges as described in Note 2.

In connection to the conversion to a Delaware corporation and name change, the Company authorized two (2) series of common stock: voting and nonvoting shares. As of June 16, 2023, the executive made additional paid-in capital contributions to the Company in both cash and noncash contribution, the latter in the form of loan assignment with the vendor as described below, in exchange for 1,000,000 shares of stock of the Company. The 1,000,000 shares of stock of the Company were converted into 14,000,000 shares of Series A Voting Common Stock, par value $0.001 of Eden's Harvest, Inc. at the effective time of the conversion.

Moreover, prior to the Company's formation on March 8, 2023, the executive entered into a separate loan agreement dated May 21, 2021 (in the original amount of $175,000) with the supplier of the chaga mushroom compounds to be used by the Company in its products. On April 6, 2023, after the Company's formation, the Company entered into a separate supply agreement with the same vendor (Company's major vendor and supplier as described in Note 4) and cancelled $100,000 (including principal and interest) of the original $175,000 loan in lieu of accepting cash payments from the Company for the Global Exclusive Right (defined below). Management has engaged a law firm to dictate the terms of the cancellation whereby the entire loan from the executive to vendor will be assigned from the executive to the Company and be recognized as the executive's additional paid in capital.

4. Concentrations – Major Vendor

The Company uses one (1) vendor to obtain the chaga mushroom compounds and other raw materials used to manufacture alcohol and seltzer beverages under a supply agreement dated April 6, 2023. The supply agreement dictates arrangements whereby the Company will have exclusive rights to the vendor's raw materials for at least 18 months (the "Global Exclusivity Right"), sets pricing terms for the vendor's raw materials and a royalty arrangement. The Company also agreed to issue 2% stock options to the supplier when certain business milestones are met. Such options have not been issued as of September 30, 2023. This supply agreement has been subsequently amended effective June 15, 2023.

5. Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

The Company is a start-up venture with a short period loss of $895. Management believes that income streams will continue to alleviate going concern matters. As discussed in Note 1, these factors, including management's plans regarding these matters, raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

6. Recent Accounting Pronouncements

On February 25, 2016, the FASB issued ASU Update 2016-02, *Leases (Topic 842)*. This update includes a lease accounting model that recognizes two types of leases – finance leases and operation leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition. Measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This standard was originally effective January 1, 2020, but this new guidance was amended to be effective for fiscal years beginning after December 15, 2021.

The Company does not currently own finance leases nor has incurred operating leases.

EXHIBIT B

Company Summary



Eden's Harvest
NATURE'S BREW

About us

At Eden's Harvest, we take craft brewing to heart, off exceptional range of beers nothing but the finest, all- ingredients. Unleash the fl nature savor the distinct fl aromas that only Mother provide.

Our master brewers are p about their craft, meticulo premium ingredients from sourced hops to the purest specialty malts. Each brew symphony of tastes, creati unforgettable journey for buds.





g forest, where
ecrets, and
es Eden's
rafting
t embraces the

l creations is
ation into the
an almost
taken their craft
ts.

The Chaga Mushroom

Chaga mushrooms (Inonotus
have been used for centuries i
medicine, particularly in Sibe
and other parts of Asia. They
their potential health benefits
rich nutrient content and bioa
compounds. Some of the bene
to Chaga mushrooms include*

- *Antioxidant Properties*
- *Anti-Inflammatory Effects*
- *Support for Digestive Hea*
- *Potential Anti-Cancer Pro*
- *Blood Sugar Regulation*
- *Liver Health*
- *Cardiovascular Health*
- *Skin Health*



* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Antioxidant Properties**

Chaga mushrooms are a potent source of antioxidants, such as polysaccharides, melanin, and phenolic compounds. These antioxidants help combat free radicals in the body, reducing oxidative stress and cellular damage, which may contribute to various chronic diseases and aging.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Anti-Inflammatory Effects**

Chaga mushrooms contain compounds like betulinic acid, which have anti-inflammatory properties. These compounds may help reduce inflammation and alleviate symptoms associated with inflammatory conditions like arthritis.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Support for Digestive Health**

Chaga mushrooms may benefit digestive health by promoting the growth of beneficial gut bacteria and inhibiting the growth of harmful microbes. This can contribute to a healthy gut microbiome and improved digestive function.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Potential Anti-Cancer Properties**

Some studies suggest that Chaga mushrooms may have anti-cancer properties. (Diet & Weight Management, Nourish, WebMD, November 2022). like betulinic acid and polysaccharides in Chaga have shown potential in inhibiting the growth of cancer cells and supporting conventional cancer treatments. (National Library Of Medicine, National Center of Biotechnology Information, February, 2018).

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Blood Sugar Regulation**

Chaga mushrooms may help regulate blood sugar levels by improving insulin sensitivity and glucose metabolism. (Cleveland Clinic, Health Essentials, Chaga Mushroom Health Benefits, January 2022). This can be particularly beneficial for individuals with diabetes or those at risk of developing diabetes.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Liver Health**

Chaga mushrooms may support liver health by promoting detoxification and reducing oxidative stress on the liver. This can be beneficial for overall liver function and protection against liver-related conditions.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Cardiovascular Health**

Some research suggests that Chaga mushrooms may help improve cardiovascular health by reducing cholesterol levels, blood pressure, and oxidative stress, which are all risk factors for heart disease. (What are chaga mushrooms, nutrition, benefits and risks, Jilian Kubula, MS, RD-Nutrition, March 2022)

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Skin Health**

The antioxidants and anti-inflammatory properties of Chaga mushrooms may help promote healthy and radiant skin. (National Library of Medicine, The Anti-Inflammatory Properties of Chaga Extracts, June 2022).Chaga-based skincare products are becoming increasingly popular for their potential to improve skin appearance and combat skin aging.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms

Bene
Mush
Beer

Incorporating Chaga mushrooms into an all-natural craft beer can add unique flavor profiles and potential health benefits. Here are some of the potential advantages of using Chaga mushrooms in craft beer.*

- ❖*A Symphony of Flavors*
- ❖*The Power of Antioxidants*
- ❖*Nutritional Nourishment**
- ❖*The Gift of Immune Support**
- ❖*A Touch of Wellness*
- ❖*Crafted for the Health-Conscious*





* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



Our Goal

*At Eden's Harvest, we pride ourselves on our commitment to authenticity and innovation. With a passion for crafting unique brews, we are embarking on a journey to unearth nature's treasures and to discover the untamed allure of **Chaga mushrooms**. By embracing these mighty fungi, we are unveiling a new dimension of flavor and potential health benefits* that would redefine craft beer as we know it.*

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



A Symphony of Flavors

Picture yourself sipping from a glass of Eden's Harvest Beer, and you'll encounter a delightful symphony of flavors. The Chaga mushrooms, with their mild, earthy essence complemented by whispers of vanilla and nutty undertones, dance harmoniously with the beer's rich, well-balanced profile. Each sip will take you on an unforgettable journey through nature's palate.



*The Power of Antioxidants**

As you indulge in this extraordinary brew, you're not just treating your taste buds but also your well-being. Chaga mushrooms are renowned for their abundance of antioxidants, which team up with those naturally found in beer to create a formidable antioxidant blend. This duo of antioxidants helps to neutralize harmful free radicals, nurturing your body's defense system and promoting a healthier you.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*Nutritional Nourishment**

Eden's Harvest Beer is more than just a delightful beverage; it's a source of nourishment. The Chaga mushrooms bring along a wealth of essential nutrients, including vitamins, minerals, and dietary fibers. With each sip, you can savor the goodness of nature's bounty, elevating your craft beer experience to a wholesome, satisfying level.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



*The Gift of Immune Support**

At Eden's Harvest, we cherish the potential immunomodulatory effects that Chaga mushrooms may offer. As you savor the craft beer infused with these remarkable fungi, you can relish the possibility of bolstering your immune system, fortifying your body against life's challenges.

* Eden’s Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



A Touch of Wellness*

In this fast-paced world, stress and inflammation often lurk around the corner. The anti-inflammatory properties of Chaga mushrooms add a soothing touch to Eden's Harvest Beers, providing a moment of respite for your body and soul.

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms



Crafted for the Health-Conscious

*At Eden's Harvest, we understand the importance of catering to health-conscious consumers. By weaving the goodness of Chaga mushrooms into our craft beer, we offer a product that aligns with the values of those seeking natural, functional ingredients that can contribute to a well-balanced lifestyle. Drinking just one Eden's Harvest Beer with Chaga Mushrooms is like eating 6 lbs. of blueberries - a testament to the drink's remarkable nutritional potency.**

* Eden's Harvest has not conducted any testing to support or confirm any particular health benefit of Chaga mushrooms or of its beverages brewed with Chaga mushrooms

Organic Be

There is a rising market for
and sustainable beer

61% of beer drinkers are m
buy beer made with all-nat
components. (Penn State Ex
Alcoholic Beverage Consum
Statistics and Trends 2023)

According to a 2015 Nielsen
of millennials are willing to
environmentally friendly p
Nielsen Global Corporate S
report).

With our focus on all-natur
ecological brewing process
Harvest is well positioned t
share of this market.





Natural Ingredients

At Eden's Harvest, quality is paramount. We meticulously source the finest, all-natural Chaga mushrooms and methodically follow brewing practices to ensure that the distinct flavors and as many of the potential health benefits of Chaga are carefully preserved.



Innovative Flavors

Chaga mushrooms have a mild, earthy flavor with hints of vanilla and a slightly nutty undertone. Adding Chaga to the brewing process can impart these subtle flavors, creating a distinct and intriguing taste to the craft beer.

Challenges the Craft

The Major Challenges facing craft brewing are:

- supply chain for grain and hops cans/bottles can be affected by (industry wide challenge, which has relationships to help addre
- emergence of"non-alcoholic" be growth of "beyond beer" catego adding these alternative bevera pipeline)
- brewers must be nimble and cr (Eden's Harvest is built upon cr flexibility, we do not have entre infrastructure that makes us resistant to change).



FEDERAL RESERVE NOTE
THE UNITED STATES OF AMERICA
ML 62814490 L
L12
FIVE DOLLARS
MB 35270047 A
50
Taxes 60
loan 800
1089

Market Valuation



- Market Valuation
- Market Size
- Market Overview

Market Valuation



- The trends in the entire fo
beverage industry have m
toward innovative entries
mushrooms are one of the
segment mover.
- The growth in non-alcohol
beverages/teas/kombucha
already begun, indicating
opening for beers is right

Market Siz

The beer market in the United St
billion U.S. dollars in revenue
declining in 2020 due to the
COVID-19 pandemic. The marke
surpass pre-pandemic levels in Au
be valued at 145 billion dollars b
Revenue of the Beer Market in
2027).

Revenue in the Beer market amou
in 2023. The market is expected to
5.44% (CAGR 2023-27). In global
revenue is generated in China (US
By 2027, 52% of spending and
consumption in the Beer market w
to out of home consumption (e
restaurants) (Statista, Market Ins
Alcoholic, Beer-Worldwide, 2023).



39421,15
25%
17%
10%

We believe that Eden's Harvest Beers can capture a significant share of this market with our high-quality, all-natural, and sustainable beer products

Market Overview

"The beer market is one of the largest ar
alcoholic beverage markets globally, wi
billion. The global craft beer market size
billion in 2020 and is projected to grow
billion in 2021 to USD 210.78 billion by
10.83% in the 2021-2028 period." (Craft
COVID-19 impact Analysis, 2022) This g
the increasing demand for unique and p
as well as a rising consumer preference
independent craft beer brands.

"Shoppers no longer take their health fo
shifted their habits and lifestyles to alig
pandemic-related values, with 61% of A
physical and mental wellness will becon
over the next 12 months, according to N
Consumer Outlook report," says Kaleigh
alcohol thought leadership manager for
Nielsen IQ. "We see consumers intereste
not best) options, wanting nutrition but
indulgences, with 29% of consumers act
options when browsing." (Beverage Ind





Business Model

Create innovative entries to the most popular and growing sectors of the beer, beyond beer and non-alcoholic beverage markets. Focus on development of craft beer products, alternative beverages and solid brand recognition, placement in restaurants and bars first, drive recognition with celebrities on social media, expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, expand to e-commerce and potentially open flagship brewery with gastro-pub element and top chef collaboration in Southern California.

- *Distribution*
- *Revenue Streams*
- *Marketing*
- *Price Plan*

Unique Approach

Eden's Harvest is equipp
Creativity, marketability
flexibility. At Eden's Ha
Beer, we are excited to jo
our partners and experie
hand the process of brew
craft beer. Create a bette
and better for you type o
beverage; which targets
and millennials, to estab
brand interest and loyal




FRAGILE
HANDLE WITH CARE

Distribution

Our first distribution plan will focus on local and regional markets. We will use the ties we already have with local stores, bars, and restaurants to make our brand more visible

As we continue to grow, we plan to expand to distribution in liquor stores, natural grocers, large grocers and finally C-stores, expand to e-commerce and potentially open flagship brewery with gastro-pub element and tap chef collaboration in Southern California


FEDERAL RESERVE NOTE
THE UNITED STATES OF AMERICA
ML 62814490 L
L12
FIVE DOLLARS
THE UNITED STATES OF AMERICA
MB 35270047 A
DOLLARS
Taxes
loan
1089

Revenue Stream

We will make most of our money from the sales of Eden's Harvest Beer and related beverages, both in stores and in bars and restaurants.

We will also look into the possibility of selling directly to customers through an e-commerce site and possible partnerships.



Marketing

Our marketing and promotion approach will center on increasing brand awareness via television commercials and social media initiatives.

We will highlight sustainability and environmental friendliness in our marketing activities, emphasizing our dedication to using locally produced ingredients and environmentally friendly brewing techniques.


and improving
organisation.
competitive pricing
utilise the
we may continue to

Pricing Plan

We will use a premium pricing strategy to reflect the high quality, all-natural ingredients and environmentally friendly brewing processes employed in the production process.

Our prices will be competitive with the market's other premium craft beer brands.

Competitive Advantage

Adding Chaga mushroom represents a unique and i approach, setting the beer traditional brews. This co adventurous consumers u to try new and exciting be include



- *Natural ingredients*
- *Innovative Flavors*
- *Sustainable brewing P*



Sustainable brewing Practices

As with any craft beer ingredient, quality and sourcing are crucial. At Eden's Harvest, we ensure the use of high-quality, all-natural Chaga mushrooms and adhere to appropriate brewing practices to retain the desired flavors and potential benefits.



Embrace the Extraordinary

Eden's Harvest Beer stands apart from the crowd, a true testament to the spirit of innovation that drives our craft. With Chaga mushrooms as a central element, we invite you to join us on a journey of exploration and excitement. Step into a realm of discovery and indulge in the adventurous experience of a truly unique craft beer.

Meet the team



Joe Wallace
President & CEO



Grace Peña
Corporate Secretary



Chris Anderson
Head Brew Master

EXHIBIT C

Video Transcript

Edens Harvest beer

Narrator: What if beer was actually better for you? Introducing the Eden's Harvest Beer Investment Opportunity.

Narrator: This beer is brewed and infused with wild-harvested Alaska chaga mushrooms and other medicinal mushrooms and superfoods. Beer has been the world's most popular alcoholic beverage and social lubricant, and mushrooms are among the most potent and prolific superfoods ever discovered.

Narrator: Eden's Harvest beer is the perfect blend of pleasure and prosperity Eden’s harvest is made from the chaga, the king of mushrooms, considered the world's greatest adaptogen and most potent antioxidant. Eden's Harvest Beer liquid extracts are an easy way to socially add a high level of functional nutrients into your daily diet and experience the benefits possible from mushroom nutrition while getting a relaxing beer buzz.

Narrator: If you love beer, then why not try and make money from it? Eden's Harvest Beer is giving you that opportunity.

Narrator: Experience Eden's Harvest amazing flavors made from the chaga and other mushrooms, packed with antioxidants and adaptogenic. Eden's Harvest Beer aims to create a delicious beer that not only refreshes but reinvigorates the body.

Narrator: Eden's Harvest Beer plans to be distributed in stores and bars everywhere! Beer is a basic staple of the global economy, and there are no shortage of craft beer investment opportunities. But this is one, unique opportunity, you won't want to miss.

Narrator: The beer industry is expected to grow and is seeing an increased demand for premium beers, which continue to drive the market.

[End of Script.]

EXHIBIT D

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Eden’s Harvest, Inc.
24992 Normans Way
Calabasas, CA 91302

Ladies and Gentlemen:

The undersigned understands that Eden’s Harvest, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), is offering up to $5,000,000.00 of Shares of Series B Non-Voting Common Stock (the “Securities”) in a Regulation CF Offering. This Offering is made pursuant to the Form C filed with the SEC (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act"). The Shares and any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Shares are collectively referred to as the “Securities”. Capitalized terms not otherwise defined have the meanings set forth in the Form C dated as of November 6, 2023.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement"). No fractional shares shall be issued.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on November 6, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of Securities owned by undersigned reflected on the books and records of the Company and verified by KoreConex (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities. The undersigned acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities; Market Stand Off.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. The undersigned further represents that the undersigned does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation

CF, after which certain state restrictions may apply. The undersigned understands that the Securities are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company and its assigs as set forth in the bylaws of the Company, as copy of which has been made available in the Form C (the "Bylaws"). The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF and in a manner consistent with the Bylaws.

iv. To the extent requested by the Company or an underwriter of securities of the Company, the undersigned shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by the for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this subparagraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this subparagraph, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the Securities subject to this subparagraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the undersigned (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The undersigned shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

f) Repurchase Rights; Automatic Conversion.

i. In the event that the Company determines that it is likely, due to meeting certain asset tests set forth in Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that within twelve (12) months the equity securities of the Company will be held of record by a number of persons that would require the Company or any predecessor thereto (each an "Issuer") to register a class of its equity securities under the Exchange Act as required by Section 12(g) or 15(d) thereof, the Issuer shall have the option to repurchase any or all of the Securities

held by the undersigned to the extent necessary to avoid the requirement to register a class of such Issuer's securities under the Exchange Act. Such repurchase shall be made at a per share purchase price equal to the fair market value (determined in good faith by the Board of Directors) of Securities as of the repurchase date (the "Repurchase Price").

ii. The undersigned understands, further, that pursuant to the terms of the certificate of incorporation of the Company (as attached to the Form C), the Shares will automatically convert into voting shares of common stock of the Company (on a 1:1 basis) upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "CF SPV") in the future, then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. In the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

g) Subscriber information; Personal Data.
i. Within five days after receipt of a request from the Company, the undersigned agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **The undersigned agrees to provide the Company all personal data or information (including copies of The undersigned's passport or driver license or, if available, the undersigned's FinCEN identifier, in the event the undersigned's beneficial ownership must be disclosed pursuant to the Corporate Transparency Act of 2019 (or any other applicable law).**

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF and any additional legends that may be required by this Subscription Agreement and the Bylaws of the Company.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Eden's Harvest, Inc. 24992 Normans Way Calabasas, CA 91302 Attn: Grace Pena Email: grace@jwallace.biz
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival; Binding on Transferees. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the

Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned. The terms and provisions of this Subscription Agreement shall be binding upon the undersigned and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations, warranties, covenants and undertakings of the undersigned, and the terms of this Subscription Agreement.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Electronic Delivery. The Company may, in its sole discretion, decide to deliver this Subscription Agreement, any documents related to this Subscription Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means pursuant to Section 232 of the Delaware General Corporation Law (or any successor thereto). The undersigned hereby consents to (i) conduct business electronically, (ii) receive such documents and notices by such electronic delivery, and (iii) sign documents electronically and the undersigned hereby agrees to participate in communications, document access and delivery, transfers, exchange or resales of securities and any other corporate transactions (consistent with applicable law) through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement.

PURCHASER (if an individual):
By_____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By_____________________ Name: Title:

State/Country of Domicile or Formation: ______________________________________

Number of Shares to be Purchased: ____________________
Price Per Share: $1.00
Aggregate Purchase Price: _____________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company.

Eden's Harvest, Inc.
By_____________________ Name: Scott Joseph Wallace Title: President and CEO
Date:

EXHIBIT E

Certificate of Incorporation and Bylaws

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "EDEN'S HARVEST, INC." FILED IN THIS OFFICE ON THE TWENTIETH DAY OF JUNE, A.D. 2023, AT 8:42 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7521838 8100F
SR# 20232794820

Authentication: 203587106
Date: 06-20-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:42 AM 06/20/2023
FILED 08:42 AM 06/20/2023
SR 20232794820 - File Number 7521838

CERTIFICATE OF INCORPORATION

OF

EDEN'S HARVEST, INC.

A DELAWARE CORPORATION

I.

The name of the corporation is Eden's Harvest, Inc. (the "**Corporation**").

II.

The registered office of the corporation in the State of Delaware shall 850 New Burton Rd. Ste 201 in the City of Dover, County of Kent, 19904. The registered agent at such address is Cogency Global Inc.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

A. This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Forty Seven Million (47,000,000), each having a par value of $0.001, consisting of:

1. Thirty One Million (31,000,000) shares of the authorized Common Stock of the corporation that are hereby designated as "Series A Voting" shares (collectively, the "***Series A Voting Common Stock***"); and

2. Sixteen Million (16,000,000) shares of the authorized Common Stock of the corporation that are hereby designated as "Series B Non-Voting" shares (collectively, the "***Series B Non-Voting Common Stock***" together with the Series A Voting Common Stock, the "***Common Stock***").

B. COMMON STOCK

1. The Series A Voting Common Stock and the Series B Non-Voting Common Stock shall be identical in all rights and preferences with respect to the corporation except the Series B Non-Voting Common Stock shall have no voting rights on matters of the corporation except as otherwise required under law. The holders of the Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); when required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. Unless required by law, there shall be no cumulative voting. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend rights of any then outstanding preferred stock of the corporation. Upon the dissolution or liquidation of the Corporation, whether voluntary of involuntary, holders of Common Stock will be entitled to receive all

assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock of the corporation.

2. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Automatic Conversion**.

a. Defined Terms: For purposes hereof:

(i) "***Automatic Conversion Time***" shall mean either a Trading Market Automatic Conversion Time (as defined below) or the Company Automatic Conversion Time (as defined below).

(ii) The "***Conversion Equity***" shall mean the shares of Series A Voting Common Stock, Voting Traded Stock (as defined below) issued to the holders of Series B Non-Voting Common Stock pursuant to this Section 3.

(iii) "***Trading Market***" means that (i) shares of Voting Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Traded Stock, (iii) or that transfers of the Voting Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the corporation has authorized the trading system..

b. Automatic Conversion Triggers. In addition to any contractual conversion rights set forth in any agreement between the corporation and any holder of shares of Series B Non-Voting Common Stock:

(i) Shares of Series B Non-Voting Common Stock shall be converted on a one-for-one (1-for-1) share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Series A Voting Common Stock as and when declared by the Board of Directors and approved by the holders of at least a majority of the then issued and outstanding shares of Series A Voting Common Stock (the "***Company Automatic Conversion Time***");

(ii) upon the development of any Trading Market for the shares of Series A Voting Common Stock or other class into which the Series A Voting Common Stock is reorganized (collectively, "***Voting Traded Stock***"), then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into shares of Voting Traded Stock, at a conversion rate of one (1) share of Series B Non-Voting Common Stock for one (1) share of the Voting Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Traded Stock)(the time of such event, the "***Trading Market Automatic Conversion Time***"); *provided, however*, that the Corporation may require each holder of Series B Non-Voting Common Stock to enter into a customary market standoff agreement in a form acceptable to the Corporation before any shares of Voting Traded Stock may be issued to such holder.

c. Mechanics of Conversion. In the event of mandatory conversion pursuant to subparagraph 3(b), all affected holders of record of shares of Series B Non-Voting Common Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series B Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series B Non-Voting Common Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate) to the corporation at the place designated in such notice. If so required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Non-Voting Common Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the corporation shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series B Non-Voting Common Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B Non-Voting Common Stock accordingly.

4. **General Provisions Applicable to Automatic Conversion and Mandatory Redemption.**

a. Any shares of Series B Non-Voting Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Non-Voting Common Stock following redemption, conversion or acquisition.

b. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B Non-Voting Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors.

B. For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved

by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

C. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

D. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

E. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

F. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

G. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

H. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such

place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

VII.

A. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

B. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VIII.

A. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

B. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VIII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

IX.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and

the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

XI.

The name and address of the incorporator of the Corporation is:

Benji T. Jones
BT Jones, PLLC
4917 Trek Ln
Raleigh, NC 27606

****

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this June 16, 2023.

Incorporator

/s/ Benji T. Jones.
By________________________

Name: Benji T. Jones

BYLAWS

OF

EDEN'S HARVEST, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. **Registered Office**. The registered office of the corporation in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. **Other Offices**. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. **Corporate Seal**. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. **Annual Meeting**.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as

otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "***CGCL***"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in accordance with Section 232 the DGCL, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be

waived by any stockholder by such stockholder's attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are (a) announced at the meeting at which the adjournment is taken, (b) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting of stockholders. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or

by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, such person's act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A consent must be set forth in writing or in an electronic transmission. No consent will be effective to take the corporate action referred to therein unless consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL within 60 days of the first date on which a consent is so delivered to the corporation. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228 of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the

DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. Organization.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in the Secretary's absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until such director's successor is duly elected and qualified or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full

term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

Section 19. Resignation. Any director may resign at any time by delivering such director's notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until such director's successor has been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system

designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. **Quorum and Voting**.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. **Action Without Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of

Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of such member's death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of

such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in the Secretary's absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to such office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the

number of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer and Drag-Along Rights.

(a) No holder of any of the shares of stock or any securities entitling the holder to receive stock, including, without limitation, options, warrants, convertible debt, simple agreements for future equity and convertible preferred stock ("***Equity Securities***") of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the Equity Securities of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by two thousand (2,000) or more persons, or five hundred (500) or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the Equity Securities then held by the stockholder and its affiliates or is to be made to more than a single transferee; or(vii) if such Transfer is to a transferee whose ownership may cause regulatory, commercial or other detriment to the corporation.

(b) If a holder desires to Transfer any Equity Securities, then the holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of Equity Securities to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any Equity Securities proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

(c) Notwithstanding anything contained herein to the contrary, if, at the time the holders of at least a majority of the shares of capital stock and other securities having the right to vote in

the matter (“***Voting Securities***”) at the time outstanding (the "***Dragalong Group***") determine to sell or exchange (in a sale or exchange of securities of the corporation or in a merger, consolidation or other business combination or any similar transaction (a "***Control Block Transfer***") in one or a series of arms-length transactions to an unrelated and unaffiliated third party at least a majority of the Voting Securities at the time outstanding, then the Dragalong Group shall send a written notice (a "***Control Notice***") to the corporation and to the other holders of Equity Securities of the Company (whether or not having the right to vote), which Control Notice shall state that such Dragalong Group intends to effect a Control Block Transfer and shall specify the number of Equity Securities (a "***Control Block***") subject to the Control Block Transfer, and such other information as the Dragalong Group may, in its sole and absolute discretion, desire, including without limitation the Persons to whom the Transfer is proposed to be made, a price per share at which such Dragalong Group proposes to effect the Control Block Transfer (the "***Minimum Control Price***") and the other material terms and conditions (including, without limitation, representations and warranties to be made and any indemnification to be provided) on which such Dragalong Group proposes to transfer the Voting Securities.

(d) Except as provided in a written agreement signed by the corporation which may be entered into at any time, after receipt of a Control Notice, each other holder of Equity Securities shall have the right and shall be obligated to, and shall, (1) sell, transfer and deliver, or cause to be sold, transferred and delivered, to the purchaser(s) in the Control Block Transfer all or (if the Dragalong Group is selling less than all of the Voting Securities at the time held by them) a pro rata portion of such holder's Equity Securities in the same transaction at the closing thereof (and shall (x) execute and deliver such agreements for the purchase of such Equity Securities and other agreements, instruments and certificates as the members of the Dragalong Group shall execute and deliver in connection with such proposed transaction and (y) deliver certificates and/or other instruments representing all or such pro rata portion of such holder's Equity Securities, together with stock or other appropriate powers therefore duly executed, at the closing, free and clear of all liens), and each holder shall receive upon the closing of such transaction the same consideration (including with respect to purchase price per fully diluted share and terms of payment) to be paid or delivered by the proposed transferee in respect of such holder's Equity Securities as shall be payable to the members of the Dragalong Group in respect of their Equity Securities, and (ii) if stockholder approval of the transaction is required, vote such Stockholder's Equity Securities in favor thereof. In the event any holder shall fail to execute such agreements, instruments and certificates or to make such deliveries at such closing, such holder's Equity Securities shall be deemed canceled upon the completion of all other deliveries made at such closing.

(e) Any Transfer, or purported Transfer, of Equity Securities not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(f) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the “***1933 Act***”).

(g) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

(h) Any certificates representing Equity Securities of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> “THESE SECURITIES ARE SUBJECT TO TRANSFER AND DRAGALONG RESTRICTIONS, AS PROVIDED IN THE BYLAWS OF THE CORPORATION.”

Section 38. **Right of First Refusal**. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of the stockholder's shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, life partner or similar

statutorily-recognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) Any certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THESE SECURITIES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR

ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on

the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) Expenses. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in such director's or officer's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that such person's conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application

of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 46. **Notices**.

(a) **Notice to Stockholders**. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are 100 or more stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 50. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

EDEN'S HARVEST, INC.
CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of **EDEN'S HARVEST, INC.**, a Delaware corporation (the "***Company***"); and

Attached hereto is a complete and accurate copy of the Bylaws of the Company as duly adopted by the Board of Directors by Unanimous Written Consent dated July 13, 2023 and said Bylaws are presently in effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name on July 13, 2023


Grace Pena
box SIGN
4YRXWQPR-186W5885

GRACE PEÑA
Secretary